Exhibit 4.2
DESCRIPTION OF SECURITIES
General

The following description of securities of Grid Dynamics Holdings, Inc. (“us,” “our,” “we” or the “Company”) is a summary of the rights of our securities and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the Annual Report on Form 10-K, of which this Exhibit is a part, and the applicable provisions of the Delaware General Corporation Law (“DGCL”).

Authorized Stock

Our amended and restated certificate of incorporation authorizes us to issue up to 110,000,000 shares of common stock, $0.0001 par value per share, and 1,000,000 shares of preferred stock, $0.0001 par value per share.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting are able to elect all of the directors.

Dividend Rights

Holders of common stock will be entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on common stock unless the shares of common stock at the time outstanding are treated equally and identically.

Liquidation, Dissolution and Winding Up

In the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of our common stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of the holders of our preferred stock have been satisfied, as may be established by our board of directors.

Preemptive or Other Rights

Our stockholders will have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to our common stock.

Election of Directors

Our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. There is no cumulative voting with respect to the election of directors, with the result that the election of all directors is determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue the unissued shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. No shares of preferred stock are outstanding and we have no present plan to issue any shares of preferred stock.

Certain Anti-Takeover Provisions of Delaware Law, our Amended and Restated Certificate of Incorporation, and our Amended and Restated Bylaws

Our amended and restated certificate of incorporation provides that our board of directors is classified into three classes of directors. As a result, in most circumstances, a person will be able to gain control of our board only by successfully engaging in a proxy contest at three or more annual meetings.

Our amended and restated certificate of incorporation does not provide for any action required or permitted to be taken by stockholders to be effected by written consent. Our amended and restated certificate of incorporation provides that directors may be removed prior to the expiration of their terms by stockholders only for cause and upon the affirmative vote of at least a majority of the voting power of all outstanding common stock.

Our amended and restated certificate of incorporation requires that changes or amendments to the amended and restated certificate of incorporation or the amended and restated bylaws must be approved by at least a majority of the voting power of the then-outstanding common stock.

Our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors. Instead, our board of directors is empowered to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director in certain circumstances. Our advance notice procedures include requirements that the stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting.

Our amended and restated certificate of incorporation provides that special meetings of stockholders may be called only by the chairman of our board of directors, our chief executive officer or a majority of our board of directors, and stockholders are specifically denied the right to call special meetings.

Our amended and restated certificate of incorporation provides that stockholders seeking to bring business before any meeting of stockholders or to nominate candidates for election as directors at any meeting of stockholders must provide advance notice as provided in our amended and restated bylaws. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of the Company.

Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for the following (except for any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction):

•any derivative action or proceeding brought on our behalf;
•any action asserting a claim of breach of a fiduciary duty owed by, or otherwise wrongdoing by, any of our directors, officers or other employees to us or our stockholders;
•any action arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or amended and restated bylaws;
•any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws; and
•any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware.

However, notwithstanding the exclusive forum provisions, our amended and restated bylaws explicitly state that they would not preclude the filing of claims brought to enforce any liability or duty created under federal securities laws, including the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the Securities Act of 1933, as amended (the “Securities Act”).

Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

In addition, our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Registration Rights Agreement

On March 5, 2020, a wholly-owned subsidiary (“Merger Sub 1”) of ChaSerg Technology Acquisition Corp., a Delaware corporation (“ChaSerg”), merged with and into Grid Dynamics International, Inc., a California corporation (“GDI”), with GDI surviving the merger (the “Initial Merger”). Immediately following the Initial Merger, GDI merged with and into another wholly-owned subsidiary of ChaSerg (“Merger Sub 2”) with Merger Sub 2 surviving; Merger Sub 2 was then renamed “Grid Dynamics International, LLC,” and ChaSerg was then renamed to the current name of the Company, “Grid Dynamics Holdings, Inc.” (the “Business Combination”).

In connection with the Business Combination, we entered into an amended and restated registration rights agreement with ChaSerg Technology Sponsor LLC (the “Sponsor) and certain holders party thereto (the “Existing Holders”) (as amended and restated, the “Registration Rights Agreement”). Under the Registration Rights Agreement, within 45 calendar days after consummation of the Business Combination, we were required to register for resale our common stock issuable for (i) shares of common stock held by any Existing Holders immediately following the closing of the Business Combination, (ii) any of the 640,000 units issued in private placement transactions by us in October 2018 and (iii) any other equity securities of ours issued or issuable with respect to any securities referenced in clause (i) and (ii) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization (collectively, “Registrable Securities”).

The holders of a majority-in-interest of the Registrable Securities held by the Existing Holders and any of their permitted transferees were entitled to demand that we register the resale of such securities; provided, however, that we are not required to effect an underwritten offering for any resale of Registrable Securities on a Registration Statement on Form S-3 unless such underwritten offering is reasonably expected to result in gross proceeds in excess of $10 million.

The Existing Holders and their permitted transferees also have certain “piggy-back” registration rights with respect to registration statements and rights to require us to register for resale such securities. We will bear the expenses incurred in connection with the filing of any such registration statements.

Stockholders’ Agreement

On November 13, 2019, and effective as of the closing of the Business Combination (the “Closing”), ChaSerg and each of the Sponsor, Benhamou Global Ventures (“BGV”), GDB International Investment Limited, GDD International Holding Company, Leonard Livschitz, Victoria Livschitz and Automated Systems Holdings Limited (“ASL”) (together with any individuals or entities that are signatories thereto or hereafter become party to the agreement, the “Voting Parties”) entered into a Stockholders’ Agreement, pursuant to which, among other things, the Voting Parties agreed (i) to take all necessary action to cause the our board of directors to be comprised of eight directors effective immediately following the Closing, (ii) subject to certain share ownership thresholds, to grant each of ASL and the Sponsor rights to designate two directors for election to our board of directors (and the Voting Parties will vote in favor of such designees), (iii) to designate our Chief Executive Officer for election to our board of directors, and (iv) to designate three unaffiliated designates for election to our board of directors.

Exchange Listing

Our common stock is listed on NASDAQ under the symbol “GDYN”.

Our Transfer Agent

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.